

Form NRSRO: Exhibit 9

Information Regarding A.M. Best's Designated Compliance Officer

David A. Brey is Vice President and Compliance Officer of A.M. Best Rating Services, Inc.

Dave joined A.M. Best in 1989 and prior to his appointment as compliance officer served in a number of analytical and managerial roles within the rating division. During his tenure as an analyst and manager, Dave was responsible for assisting or leading in the development of many of A.M. Best's rating methodologies, policies, procedures, electronic system requirements and its Code of Conduct.

In his role as Compliance Officer, Dave is responsible for administering A.M. Best's policies and procedures related to the prevention of misuse of nonpublic information, the management of conflicts of interests and compliance with securities laws and the rules and regulations established thereunder. Dave is a graduate of the University of Arizona and is a full time employee.

Dave reports directly to the Chairman and President of A.M. Best Rating Services, Inc.

